FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago, October 26, 2017

Mr.

Carlos Pavez Tolosa

Superintendent

Superintendency of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

Mr. Superintendent:

The undersigned, on behalf of the corporation (Sociedad anónima) Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco,” both domiciled in the Metropolitan Region, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates you the following material information concerning the Company and its businesses, its publicly offered securities or any offer thereof pursuant to the provisions of article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendence:

On the date hereof, Celulosa Arauco y Constitución S.A. has proceeded to fix the price and conditions of two series of bonds that will be issued in the international capital markets on November 2nd, 2017. The maturity of the bonds of one series (the 10-year term Series) is November 2nd 2027, while the maturity of the bonds of the other series (the 30-year term Series) is November 2nd 2047.

The amount of the issuance for the 10-year Series is US$500,000,000, while the amount for the 30-year Series is US$400,000,000, being the total amount of the issuance US$900,000,000. The interest rate is 3.875% per annum for the 10-year Series and 5.500% for the 30-year Series. The principal shall be paid on the respective maturity dates of the 10-year and 30-year bonds abovementioned, while interest shall be paid semi-annually.

The funds resulting from the issuance will be used for the following:

1.- To repurchase part of the bonds issued by the Company in the United States of America described hereinafter: (i) bonds registered with the Securities and Exchange Commission of the United States (“SEC”), issued by Arauco for a total of US$500 million at a rate of 7.250% due 2019, (ii) bonds registered in the SEC issued by Arauco for a total of US$400 million at a rate of 5.000% due 2021, and (iii) bonds registered with the SEC issued by Arauco for a total of US$500 million at a rate of 4.750% due 2022.

2.- The remaining funds will be used for other general corporate purposes.

The copy of the contracts that shall govern the placement, as well as the laws and regulations of the United States of America that govern these matters, will be sent to you as soon as they become available.

Arauco estimates that the information contained herein will bring about positive effects in the Company’s results in the future, although at this time it is not possible to quantify these effects.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

-	Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa No. 64, Santiago

-	Chilean Electronic Exchange (Bolsa Electrónica de Chile) Huérfanos 770, 14th Floor, Santiago

-	Valparaíso Securities Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso

-	Representative of the Bondholders (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: November 6, 2017	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer

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